SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For immediate release

For More Information Contact:

   Luciana Paulo Ferreira
CSN – Investor Relations – 5511 3049-7591
luferreira@csn.com.br     www.csn.com.br

CSN WINS GALVASUD’s AUCTION

(São Paulo, Brazil – June 18, 2004) - Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announced today that GalvaSud became its whole owned subsidiary in an auction in New York. The Company already had 51% of GalvaSud and acquired the remaining 49% from the German ThyssenKrupp Stahl (TKS). The price of this acquisition was R$89 million plus the assumption of approximately R$405 million of debt, of which 51% were already consolidated in our BR GAAP balance sheet.

CSN considers the investment an unique opportunity to create value for its shareholders by making GalvaSud operate to full production capacity and, consequently, by supplying the automotive industry and making high value-added products, which will also be available to the domestic and international markets.

"We will expand and fortify our high value-added product portfolio with the GalvaSud’s state-of-the-art production lines, and we will benefit from a larger volume of good quality galvanized steel which may also represent a strategic move towards certain international markets”, said Vasco Dias, Commercial Executive Director of CSN.

CSN remains the leader of the Brazilian galvanized steel segment with annual production capacity of 1.5 million tons, including the lines of Usina Presidente Vargas in Volta Redonda (RJ), of CSN Paraná in Araucária (PR), and of GalvaSud in Porto Real (RJ).

GalvaSud is a rolling facility incorporated in May 26, 1998, by CSN (51%) and TKS (49%), representing investments of US$ 236 million. The company is specialized in the production of galvanized coils and the processing of flat steels, primarily supplying the automotive industry. Located in Porto Real, south of the State of Rio de Janeiro, GalvaSud started up operations in December 2000 and has the following production lines:

-	Hot Dip Galvanized Line with production capacity of 350 thousand tons/year;

-	Cut Services Center for flat steels benefiting from production capacity of 160 thousand tons/year;

-	Laser Welding Center with production capacity of 8 thousand tons/year.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,800,000 tonnes of crude steel and gross revenues of R$ 8.3 billion reported in 2003, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.